Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated June 21, 2016 with respect to the financial statements and supplemental schedules of the Adient Production Employees Savings and Investment (401k) Plan (formerly known as the Johnson Controls Automotive Experience Production Employees Savings and Investment Plan), the Avanzar Interior Technologies, Ltd. Savings and Investment (401k) Plan, the Bridgewater, LLC Savings and Investment (401k) Plan, the Johnson Controls, Inc. Savings and Investment (401k) Plan, the Johnson Controls Building Efficiency Savings Plan/Account Level Employees and the Johnson Controls Federal Systems, Inc. Retirement Savings Plan.

We hereby consent to the incorporation by reference of said reports in this Registration Statement of Johnson Controls, Inc. on Form S-8.

/s/Coleman & Williams, Ltd

Milwaukee, Wisconsin
September 6, 2016